# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: M3-Brigade Acquisition V Corp., CIK 0002016072
CUSIP: G63212107
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1700 Broadway, 19th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 05/27/2025
Filed by CIK 0001816637
Persons authorized to receive notices and communications: Chinh E. Chu, 200 Park Avenue, 58th Floor, New York, New York (NY), 10166, 212-355-5515

## Reporting persons
- CC Capital GP, LLC (CIK 0001816637): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,187,500; shared voting power 0; sole dispositive power 7,187,500; shared dispositive power 0; aggregate amount beneficially owned 7,187,500 (20% of the class)
- Chinh E. Chu (CIK 0001306507): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,187,500; shared voting power 0; sole dispositive power 7,187,500; shared dispositive power 0; aggregate amount beneficially owned 7,187,500 (20% of the class)
- CC Capital SP, LP (CIK 0001985306): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,187,500; shared voting power 0; sole dispositive power 7,187,500; shared dispositive power 0; aggregate amount beneficially owned 7,187,500 (20% of the class)
- CC Capital Ventures, LLC (CIK 0002070528): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,187,500; shared voting power 0; sole dispositive power 7,187,500; shared dispositive power 0; aggregate amount beneficially owned 7,187,500 (20% of the class)
- CC M17 SPV, LLC (CIK 0002070668): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,187,500; shared voting power 0; sole dispositive power 7,187,500; shared dispositive power 0; aggregate amount beneficially owned 7,187,500 (20% of the class)
- M17 Sponsor, LLC (CIK 0002070680): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 7,187,500; shared voting power 0; sole dispositive power 7,187,500; shared dispositive power 0; aggregate amount beneficially owned 7,187,500 (20% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: M3-Brigade Acquisition V Corp.
Address of issuer's principal executive offices: 1700 Broadway, 19th Floor, New York, New York (NY), 10019
Comment: Item 1 Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares") of M3-Brigade Acquisition V Corp. (the "Issuer"). The Issuer's principal executive offices are at 1700 Broadway, 19th Floor, New York, New York 10019.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Chinh E. Chu, a citizen of the United States ("Mr. Chu"), CC Capital GP, LLC, a Delaware limited liability company ("CC Capital GP"), CC Capital SP, LP, a Delaware limited partnership ("CC Capital SP"), CC Capital Ventures, LLC, a Delaware limited liability company ("CC Capital Ventures"), CC M17 SPV, LLC, a Delaware limited liability company ("CC M17 SPV"), and M17 Sponsor, LLC, a Delaware limited liability company (the "New Sponsor," and together with Mr. Chu, CC Capital GP, CC Capital SP, CC Capital Ventures, and CC M17 SPV, the "Reporting Persons"). CC Capital GP is the general partner of CC Capital SP, and Mr. Chu is the sole member of CC Capital GP. CC Capital SP is the sole member of CC Capital Ventures, and CC Capital Ventures is the sole member of CC M17 SPV. CC M17 SPV is the sole member of the New Sponsor. The New Sponsor is the direct holder of the Class B Ordinary Shares (as defined below) of the Issuer.
Residence or business address: The principal business address of the Reporting Persons is 200 Park Avenue, 58th Floor, New York, New York 10166.
Present principal occupation or employment: Mr. Chu is the President of the Issuer and the Founder and the Senior Managing Partner of CC Capital Partners, LLC. The principal business of CC Capital GP and CC Capital SP is investing and holding investments. Each of CC Capital Ventures, CC M17 SPV, and the New Sponsor is organized to hold the Class B Ordinary Shares (as defined below) of the Issuer.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information in Item 2(a) above is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Securities Purchase Agreement

On May 23, 2025, the Issuer entered into a Securities Purchase Agreement (the "SPA") with M3-Brigade Sponsor V LLC, a Delaware limited liability company (the "Original Sponsor"), and the New Sponsor, pursuant to which the Original Sponsor agreed to sell, and the New Sponsor agreed to purchase, 7,187,500 Class B ordinary shares, par value $0.0001 per share (the "Class B Ordinary Shares"), and 5,043,750 private placement warrants of the Issuer owned by the Original Sponsor (collectively, the "Transferred Sponsor SPAC Securities") for an aggregate purchase price of $6,467,500 (the "Closing Cash Purchase Price"). The Class B Ordinary Shares can be converted into Class A Ordinary Shares on a one-for one basis (the Class B Ordinary Shares, and together with the Class A Ordinary Shares, the "Common Shares"). The transactions contemplated by the SPA were consummated on May 27, 2025 (the "Closing").

At the Closing, the Original Sponsor delivered to the New Sponsor an assignment of the Transferred Sponsor SPAC Securities against payment of the Closing Cash Purchase Price. Also on May 27, 2025, the New Sponsor entered into an agreement to purchase 3,293,750 additional private placement warrants of the Issuer from Cantor Fitzgerald & Co. (the "Cantor Warrants").

Under the SPA, the Original Sponsor was required to deliver resignations, effective as of the Closing, of such directors and officers of the Issuer as may be requested by the New Sponsor in writing on or prior to the day immediately preceding the Closing. In addition, the New Sponsor was permitted to designate director nominees for the Board of Directors of the Issuer (the "Board") and designate the Chief Executive Office, Chief Financial Officer, and Executive Vice President of the Issuer. Under the SPA, the Issuer was required to appoint such directors and officers, effective as of the Closing.

The Reporting Persons acquired the position in the Common Shares of the Issuer in the belief that the Common Shares represented an attractive investment opportunity. The Reporting Persons intend to engage in discussions with members of the Board regarding a potential business combination in the crypto asset space potentially with an affiliate of the Reporting Persons. In addition, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investments in the Issuer as they deem appropriate. These actions may include, without limitation: (i) acquiring additional Common Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into Common Shares, or are based upon or relate to the value of the Common Shares or the Issuer (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. As President of the Issuer, Mr. Chu will have discussions with the Chief Executive Officer and the Board of the Issuer regarding the above.

Letter Agreement

On July 31, 2024, the Issuer entered into a letter agreement with the Original Sponsor and the Issuer's officers and directors (the "Letter Agreement"). Under the Letter Agreement, the Original Sponsor and the Issuer's officers and directors agreed (1) to vote their founder shares and any Class A Ordinary Shares in favor of the Issuer's initial business combination; (2) to waive their redemption rights with respect to their founder shares and Class A Ordinary Shares in connection with the completion of the Issuer's initial business combination or an earlier redemption in connection with the commencement of the procedures to consummate the initial business combination if the Issuer determines that it is desirable to facilitate the completion of the initial business combination; and (3) to waive their rights to liquidating distributions from the trust account with respect to their founder shares if the Issuer fails to complete an initial business combination within the prescribed time frame. Furthermore, the Original Sponsor and the Issuer's officers and directors agreed not to transfer, assign or sell any of their founder shares and any Class A Ordinary Shares issuable upon conversion thereof until the earlier to occur of: (i) one year after the completion of an initial business combination or (ii) subsequent to the initial business combination, (A) if the closing price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination or (y) the date on which the Issuer completes a liquidation, merger, share exchange or other similar transaction that results in all of the Issuer's shareholders having the right to exchange their Class A Ordinary Shares for cash, securities, or other property.

Assignment and Assumption of Letter Agreement

Pursuant to the SPA, the Issuer entered into an Assignment and Assumption Agreement with the New Sponsor, the Original Sponsor and the Issuer's directors and executive officers, pursuant to which the Original Sponsor assigned to the New Sponsor, and the New Sponsor assumed, all of the Original Sponsor's rights, title and interests under the Letter Agreement, and the New Sponsor agreed to be bound by all terms, conditions, and covenants and be entitled to all the terms and provisions therein.

Letter Agreement Waiver

Pursuant to the SPA, the Issuer entered into a limited waiver with the Issuer's directors and executive officers, the Original Sponsor and the New Sponsor (the "Limited Waiver"). Pursuant to the Limited Waiver, the parties to the Letter Agreement agreed to waive the transfer restrictions contained in Section 7 thereof to the extent necessary or desirable to facilitate the sale of the Transferred Sponsor SPAC Securities contemplated by the SPA and to facilitate the transfer of the Cantor Warrants.

Registration Rights Agreement

On July 31, 2024, the Issuer entered into a Registration Rights Agreement with the Original Sponsor and Cantor Fitzgerald & Co. (the "Registration Rights Agreement"). Under the Registration Rights Agreement, the Original Sponsor and their permitted transferees can demand that the Issuer register the founder shares and the Class A Ordinary Shares into which founder shares are convertible, holders of the Issuer's private placement warrants and their permitted transferees can demand that the Issuer register the private placement warrants and the Class A Ordinary Shares issuable upon exercise of the private placement warrants or holders of securities that may be issued upon conversion of working capital loans and their permitted transferees may demand that the Issuer register such shares, warrants or the Class A Ordinary Shares issuable upon exercise of such warrants and any other securities of the Issuer acquired by them prior to the consummation of the Issuer's initial business combination.

Assignment and Assumption of Registration Rights Agreement

Pursuant to the SPA, the Issuer entered into an Assignment and Assumption Agreement with the New Sponsor, the Original Sponsor and Cantor Fitzgerald & Co., pursuant to which the Original Sponsor assigned to the New Sponsor, and the New Sponsor assumed, all of the Original Sponsor's rights, title and interest under the Registration Rights Agreement, and the New Sponsor agreed to be bound by the terms and provisions therein.

Director Appointments
Effective May 27, 2025, in connection with the SPA, (i) Thomas L. Fairfield was appointed to the Board as a Class II director; and (ii) Ted Murphy was appointed to the Board as a Class I director. In addition, effective May 27, 2025, each of Messrs Fairfield and Murphy and Benjamin Fader-Rattner was appointed to the Audit Committee, with Mr. Murphy serving as its chair, and each of Messrs Fairfield, Murphy and Fader-Rattner was appointed to the Compensation Committee and the Corporate Governance and Nominating Committee, with Mr. Fairfield serving as chair of both committees. Effective May 27, 2025, Mohsin Y. Meghji will no longer serve as Executive Chairman but will remain on the Board as Chairman.

Officer Resignation and Appointments

Effective May 27, 2025, in connection with the SPA, (i) Matthew Perkal resigned as the Chief Executive Officer and was appointed as Chief Operating Officer; and (ii) the Board appointed Mr. Chu as President and Reeve Collins as Chief Executive Officer of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each of the Reporting Persons may be deemed to beneficially own 7,187,500 Class B Ordinary Shares of the Issuer, which represents approximately 20% of the shares of Common Shares outstanding, based on 35,937,500 shares of Common Shares outstanding as of May 12, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 13, 2025. The Common Shares reported herein are directly held and beneficially owned by the New Sponsor. Each of Mr. Chu, CC Capital GP, CC Capital SP, CC Capital Ventures, and CC M17 SPV may be deemed to beneficially own the Common Shares directly held by the New Sponsor due to their relationships with the New Sponsor as described above in Item 2(a). Such information regarding the relationships among the Reporting Persons in Item 2(a) is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of the cover pages of this Schedule 13D for each of the Reporting Persons are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Item 4 is incorporated herein by reference. Except as set forth in Item 4, none of the Reporting Persons has effected any transactions in the Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 above is hereby incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

99.2 Securities Purchase Agreement, dated as of May 23, 2025, by and among M3-Brigade Acquisition V Corp., M3-Brigade Sponsor V LLC and MI7 Sponsor, LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-42171), filed with the Securities and Exchange Commission on May 27, 2025).

99.3 Letter Agreement, dated July 31, 2024, among the Issuer, its executive officers, its directors and M3-Brigade Sponsor V LP (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-42171), filed with the Securities and Exchange Commission on August 6, 2024).

99.4 Assignment and Assumption Agreement, dated as of May 27, 2025, by and among M3-Brigade Acquisition V Corp., M3-Brigade Sponsor V LLC, and MI7 Sponsor, LLC and other parties thereto (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K (File No. 001-42171), filed with the Securities and Exchange Commission on May 27, 2025).

99.5 Waiver, dated as of May 27, 2025, by and among M3-Brigade Acquisition V Corp., M3-Brigade Sponsor V LLC, and MI7 Sponsor, LLC, Cantor Fitzgerald & Co. and other parties thereto (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K (File No. 001-42171), filed with the Securities and Exchange Commission on May 27, 2025).

99.6 Registration Rights Agreement, dated July 31, 2024, among the Issuer, M3-Brigade Sponsor V LP and the Holders signatory thereto (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K (File No. 001-42171), filed with the Securities and Exchange Commission on August 6, 2024).

99.7 Assignment and Assumption Agreement, dated as of May 27, 2025, by and among M3-Brigade Acquisition V Corp., M3-Brigade Sponsor V LLC, and MI7 Sponsor, LLC, Cantor Fitzgerald & Co. and the other parties thereto (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K (File No. 001-42171), filed with the Securities and Exchange Commission on May 27, 2025).

## Signatures
- CC Capital GP, LLC: /s/ Chinh E. Chu, Chinh E. Chu/Sole Member (06/03/2025)
- Chinh E. Chu: /s/ Chinh E. Chu, Chinh E. Chu/Self (06/03/2025)
- CC Capital SP, LP: /s/ Chinh E. Chu, Chinh E. Chu/Sole Member, CC Capital GP, LLC, its General Partner (06/03/2025)
- CC Capital Ventures, LLC: /s/ Chinh E. Chu, Chinh E. Chu/President and Senior Managing Director (06/03/2025)
- CC M17 SPV, LLC: /s/ Chinh E. Chu, Chinh E. Chu/President and Senior Managing Director (06/03/2025)
- M17 Sponsor, LLC: /s/ Chinh E. Chu, Chinh E. Chu/President and Senior Managing Director (06/03/2025)